UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

ADFITECH, INC.

(Name of applicant)

3001 Technology Drive, Edmond, OK 73013

(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
8% Senior Secured Notes due 2020	$23,000,000

Approximate date of proposed public offering: As soon as practicable after the Effective Date under the Plan of Reorganization

Name and address of agent for service:

Samuel E. Meek

President

Adfitech, Inc.

3001 Technology Drive

Edmond, OK 73013

With copies to:

Elizabeth R. Hughes, Esq.

Venable LLP

8010 Towers Crescent Drive

Suite 300

Vienna, VA 22182

(703) 760-1600

The Applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

GENERAL

1. General Information.

(a) Form of organization: The Applicant is a corporation.

(b) State or other sovereign power under the laws of which organized: The Applicant is currently incorporated under the laws of the State of Nevada. On or prior to the effective date (the “Effective Date”) of the Second Amended Chapter 11 Plan of Reorganization for the Applicant, filed as Exhibit T3E(ii) hereto (the “Plan”), the Applicant will be reincorporated under the laws of the State of Delaware.

2. Securities Act exemption applicable.

The Applicant is an independently operated, wholly-owned direct subsidiary of TMST Home Loans, Inc., formerly Thornburg Mortgage Home Loans, Inc. (“TMSTHL”), which is a direct wholly-owned subsidiary of TMST, Inc., formerly known as Thornburg Mortgage, Inc. (“TMST”). The Applicant is the guarantor of certain senior notes and senior subordinated notes issued by TMST. On May 1, 2009, TMST and four of its wholly-owned direct and indirect subsidiaries, the Applicant, TMSTHL, TMST Hedging Strategies, Inc., formerly known as Thornburg Mortgage Hedging Strategies, Inc. (“TMSTHS”), and TMST Acquisition Subsidiary, Inc., formerly known as Thornburg Acquisition Subsidiary, Inc. (“TMSTAS”), filed voluntary petitions in the United States Bankruptcy Court for the District of Maryland seeking relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”). The Chapter 11 cases were jointly administered until November 2, 2009, when the Bankruptcy Court ordered the Applicant’s case severed from the other cases. The 8% Senior Secured Notes due 2020 (the “New Notes”) will be offered pursuant to the terms of the Plan in respect of claims under the guarantees given by the Applicant of TMST’s senior notes and claims of certain general unsecured creditors. The Applicant filed a Disclosure Statement for the Plan, filed as Exhibit T3E(i) hereto, with the Bankruptcy Court on January 6, 2010. The Bankruptcy Court approved the Disclosure Statement on January 7, 2010.

It is expected that the issuance of the New Notes will be exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the exemption provided by Section 1145(a)(1) of the Bankruptcy Code. Section 1145(a)(1) of the Bankruptcy Code exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act of 1933 and state securities laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan with the debtor or a successor to the debtor under the plan; (ii) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property. The Applicant believes that the issuance of the New Notes as contemplated by the Plan will satisfy the aforementioned requirements.

AFFILIATIONS

3. Affiliates.

(a) Current Affiliates: For the purpose of this application only, the Applicant’s director and executive officers may be deemed “affiliates” of the Applicant. See Item 4 “Directors and Executive Officers” for a list of the Applicant’s sole director and executive officers as of January 5, 2010. As of January 5, 2010, the other affiliates of the Applicant and the percentage of voting securities owned by the Applicant or other immediate parent corporation of each affiliate, as indicated, were as follows:

Entity	Owner	Percentage of Voting Securities Owned by Owner
ADFITECH, Inc	TMST Home Loans, Inc.	100%
TMST Acquisition Subsidiary, Inc.	TMST Home Loans, Inc.	100%
TMST Home Loans, Inc.	TMST, Inc.	100%
TMST Hedging Strategies, Inc.	TMST, Inc.	100%
Thornburg Mortgage Depositor, LLC	TMST, Inc.	100%
TMST Capital Resources, LLC	Thornburg Mortgage Depositor, LLC	100%
Thornburg Mortgage Finance, LLC	TMST, Inc.	100%
TMST Funding, Inc.	TMST, Inc.	100%
TMST Securities Corporation	TMST, Inc.	100%

(b) Affiliates upon the Effective Date of the Plan: See responses to Items 4(b) and 5(b) below for those who may be deemed affiliates of the Applicant as of the Effective Date of the Plan.

MANAGEMENT AND CONTROL

4. Directors and executive officers.

(a) The names and addresses of all directors and executive officers of the Applicant as of January 5, 2010 are as follows:

Name	Address	Office
Samuel E. Meek	(1)	President and sole Director
Dru W. Jacobs	(1)	Executive Vice President
Deborah L. Maple	(1)	Vice President, Chief Financial Officer and Secretary

(1)	3001 Technology Drive, Edmond, OK 73013

(b) It is currently expected that as of the Effective Date of the Plan the current executive officers will continue. The names and addresses of the individuals currently expected to serve as directors of the Applicant from and after the Effective Date are as follows:

Name	Address	Office
Jay H. Lustig	Equibond Inc. 1801 Century Park East, Suite 1470 Los Angeles, CA 90067	Director and Chairman of the Board

H. Gary Blankenship	108 West Northwest Highway Grapevine, TX 76051	Director

Kevin Gusinow	23679 Calabasas Rd. #757 Calabasas, CA 91302	Director

Riley C. Peveto	P.O. Box 1528 Mineral Wells, TX 76068-1528	Director

Samuel E. Meek	3001 Technology Drive, Edmond, OK 73013	Director and President

5. Principal owners of voting securities.

(a) As of January 5, 2010, TMST Home Loans owns all of the outstanding securities as follows:

Col. A Name and Complete Mailing Address	Col. B Title of Class Owned	Col. C Amount Owned	Col. D Percentage of Voting Securities Owned
TMST Home Loans, Inc.	Common Stock, par value of $1.00 per share	801 shares	100

(b) While it is possible that there will be holders of 10% or more of the Applicant’s voting securities that will be outstanding as of the Effective Date, it is not practicable for the Applicant to make such a determination at this time nor is the Applicant aware of any such holders.

UNDERWRITERS

6. Underwriters.

(a) No person has acted as an underwriter of any securities of the Applicant within the prior three years.

(b) No person is acting, or proposed to be acting, as principal underwriter of the New Notes proposed to be offered pursuant to the Indenture.

CAPITAL SECURITIES

7. Capitalization.

(a) As of January 5, 2010, the Applicant’s capitalization consisted of:

Col. A Title of Class(1)	Col. B Amount Authorized	Col. C Amount Outstanding
Common Stock	1,000	801

(1)	Excludes guarantees of senior notes and senior subordinated notes issued by TMST and claims of unsecured creditors.

(b) The holders of Common Stock are entitled to one vote per share on all matters to be voted on by stockholders of the Applicant.

INDENTURE SECURITIES

8. Analysis of indenture provisions.

The following is a general description of certain provisions of the Indenture. The description is qualified in its entirety by reference to the form of the Indenture attached hereto as Exhibit T3C. Capitalized terms used below and not defined herein have the meanings given to such terms in the Indenture.

(a) Events of Default; Withholding of Notice

The following events are defined in the Indenture as “Events of Default”:

(1) Adfitech, Inc. (the “Company”) defaults in any payment of interest on any Note when the same becomes due and payable, continued for 30 days;

(2) the Company (A) defaults in the payment of the principal of any Note when the same becomes due and payable at its Stated Maturity, upon optional redemption, upon declaration of acceleration or otherwise, or (B) fails to purchase any Note when required pursuant to the Indenture or the Notes;

(3) the Company fails to comply with Section 5.01 of the Indenture;

(4) the Company or any Guarantor that is a Significant Subsidiary defaults in the performance of or breaches any covenants or otherwise fails to comply with any of its agreements in the Notes, the Indenture or any Collateral Document (other than those referred to in clause (1), (2) or (3) above) and such default, breach or other failure continues for 30 days after the notice specified below;

(5) Indebtedness of the Company or any Significant Subsidiary (whether or not a Guarantor) is not paid within any applicable grace period after the due date thereof or is accelerated by the holders thereof because of a default and the total amount of such Indebtedness unpaid or accelerated exceeds $500,000, or its foreign currency equivalent at the time;

(6) the Company or any Significant Subsidiary (whether or not a Guarantor) pursuant to or within the meaning of any Bankruptcy Law:

(A) commences a voluntary case;

(B) consents to the entry of an order for relief against it in an involuntary case;

(C) consents to the appointment of a Custodian of it or for any substantial part of its property; or

(D) makes a general assignment for the benefit of its creditors;

or takes any comparable action under any foreign laws relating to insolvency;

(7) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(A) is for relief against the Company or any Significant Subsidiary (whether or not a Guarantor) in an involuntary case;

(B) appoints a Custodian of the Company or any Significant Subsidiary (whether or not a Guarantor)or for any substantial part of its property; or

(C) orders the winding up or liquidation of the Company or any Significant Subsidiary (whether or not a Guarantor); or any similar relief is granted under any foreign laws and the order or decree remains unstayed and in effect for 30 days;

(8) any judgment or decree for the payment of money in excess of $2.0 million (or its foreign currency equivalent at the time) is entered against the Company, or any Significant Subsidiary (whether or not a Guarantor), remains outstanding for a period of 30 consecutive days following the entry of such judgment or decree and is not discharged, waived or the execution thereof stayed;

(9) a Guaranty ceases to be in full force and effect (other than in accordance with the terms of such Guaranty) or any Guarantor denies or disaffirms its obligations under its Guaranty except pursuant to a merger, consolidation or dissolution permitted under the Indenture; or

(10) any Collateral Document ceases to be in full force and effect (other than in accordance with its terms), any obligor under any Collateral Document denies or disaffirms its obligations thereunder, or any Lien purported to be created under any Collateral Document shall cease to be enforceable or shall cease to be of the same effect and priority as purported to be created by such Collateral Document (other than in accordance with the terms thereof or of the Indenture) and the same shall continue for a period of 10 days after the notice referred to below.

The foregoing will constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

A Default under clause (4) or (10) above is not an Event of Default until the Trustee or the Holders of at least 25.0% in principal amount of the outstanding Notes notify the Company of the Default and the Company does not cure such Default within the time specified after receipt of such notice.

If an Event of Default (other than an Event of Default specified in clause (6) or (7)) above occurs and is continuing, the Trustee by notice to the Company, or the Holders of at least 25.0% in principal amount of the outstanding Notes by notice to the Company and the Trustee, may declare the principal of and accrued but unpaid interest, if any, on all the Notes to be due and payable. Upon such a declaration, such principal and interest shall be due and payable immediately. If an Event of Default specified in clause (6) or (7) occurs and is continuing, the principal of and interest, if any on all the Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Noteholders. The Holders of a majority in principal amount of the Notes, by notice to the Trustee, may rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of acceleration. No such rescission shall affect any subsequent Default or impair any right consequent thereto.

In the event of a declaration of acceleration of the Notes because an Event of Default described in clause (5) above has occurred and is continuing, the declaration of acceleration of the Notes shall be automatically annulled if (A) the event of default or payment default triggering such Event of Default pursuant to clause (5) above shall be remedied or cured by the Company or a Restricted Subsidiary or waived by the holders of the relevant Indebtedness within 20 days after the declaration of acceleration with respect thereto, (B) the annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction and (C) all existing Events of Default, except nonpayment of principal, premium or interest on the Notes that became due solely because of the acceleration of the Notes, have been cured or waived.

(b) Authentication and Delivery; Application of Proceeds

The Trustee shall authenticate Notes in the amounts and at the times specified in Section 2.2 of Appendix A to the Indenture. A Note shall not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the Note. The signature shall be conclusive evidence that the Note has been authenticated under the Indenture.

The Trustee may appoint an authenticating agent reasonably acceptable to the Company to authenticate Notes. Unless limited by the terms of such appointment, an authenticating agent may authenticate Notes whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as any Registrar, Paying Agent or agent for service of notices and demands.

The Trustee shall authenticate and deliver (1) on the Issue Date, $23.0 million principal amount of Notes and (2) from time to time, Notes for issue pursuant to Sections 2.06, 2.07, 2.09, 3.06 and 9.05 of the Indenture, in each case upon receipt of an Officer’s Certificate or written order of the Company signed by appropriate officers specifying the amount of Notes to be authenticated and the date on which the original issue of Notes is to be authenticated.

The Notes be issued initially (i) in the form of one or more permanent Global Notes in definitive, fully registered form, one of which may, if appropriate bear the Transfer Restriction Legend (as defined in Appendix A to the Indenture), and at least one of which shall not bear such legend, and (ii) to the extent necessary in the form of one or more Definitive Notes. The Notes shall be in denominations of $25 and integral multiples thereof.

All Global Notes shall be initially issued in each case without interest coupons and with the Global Note Legend (as defined in Appendix A to the Indenture), shall be deposited on behalf of the purchasers of such Notes presented thereby with the Notes Custodian

(as defined in Appendix A to the Indenture) and registered in the name of the Depository (defined as Depository Trust Company, its nominees and their respective successors) or a nominee of the Depository, and duly executed by the Company and authenticated by the Trustee as provided in the Indenture.

There will be no proceeds (and therefore no application of proceeds from the issuance of the Notes) because the Notes will be issued pursuant to the Plan in respect of claims under the guarantees given by the Company of TMST’s senior secured notes and subordinated notes.

(c) Release and Substitution of Property Subject to Lien of Indenture

The Collateral Agent shall not at any time release Collateral from the Liens created by the Indenture and the Collateral Documents unless such release is in accordance with the provision of the Indenture and Collateral Documents. The Indenture provides for release of the Collateral upon payment in full of the Notes, upon compliance with conditions precedent for covenant defeasance or legal defeasance and under certain other circumstances described in the Indenture. The Company must deliver to the Collateral Agent certain certificates and opinions in connection with certain releases of the Collateral. The Indenture also provides for the disposition of certain Collateral in the ordinary course of business without any prior release or consent by the Collateral Agent.

Form and Sufficiency of Release

In the event that the Company or any Guarantor has sold, exchanged, or otherwise disposed of or proposes to sell, exchange or otherwise dispose of any portion of the Collateral that under the provisions of Section 11.05 or Section 11.06 of the Indenture may be sold, exchanged or otherwise disposed of by the Company or any Guarantor, and the Company or such Guarantor requests the Collateral Agent to furnish a written disclaimer, release or quitclaim of any interest in such property under the Indenture and the Collateral Documents, upon being satisfied that the Company or such Guarantor is selling, exchanging or otherwise disposing of the Collateral in accordance with the provisions of Section 11.05 or Section 11.06 (which shall include receipt of an Officers’ Certificate and Opinion of Counsel), the Collateral Agent shall execute, acknowledge and deliver to the Company or such Guarantor such an instrument in the form provided by the Company and reasonably acceptable to the Collateral Agent providing for release without recourse, promptly after satisfaction of the conditions set forth in the Indenture for delivery of any such release and shall take such other action as the Company or such Guarantor may reasonably request and is necessary to effect such release. Notwithstanding the preceding sentence, all purchasers and grantees of any property or rights purporting to be released shall be entitled to rely upon any release executed by the Collateral Agent hereunder as sufficient for the purpose of the Indenture and as constituting a good and valid release of the property therein described from the Lien of the Indenture and of the Collateral Documents.

(d) Satisfaction and Discharge

Discharge of Liability on Notes; Defeasance

(a) When (1) the Company delivers to the Trustee all outstanding Notes (other than Notes replaced pursuant to Section 2.07 of the Indenture) for cancellation, or (2) all outstanding Notes have become due and payable, whether at maturity or on a redemption date as a result of the mailing of a notice of redemption pursuant to Article III of the Indenture, or (3) all outstanding Notes will become due and payable within one year or are to be called for redemption within one year under arrangements reasonably satisfactory to the Trustee and, in the case of clauses (2) and (a)(3), the Company irrevocably deposits with the Trustee funds sufficient to pay at maturity or upon redemption all outstanding Notes, including interest thereon to maturity or such redemption date (other than Notes replaced pursuant to Section 2.07 of the Indenture), and if in any case the Company pays all other sums payable hereunder by the Company, then the Indenture shall, subject to Section 8.01(c) of the Indenture, be satisfied and discharged and cease to be of further effect. The Trustee shall acknowledge satisfaction and discharge of the Indenture on demand of the Company (accompanied by an Officers’ Certificate and an Opinion of Counsel stating that all conditions precedent specified in the Indenture relating to the satisfaction and discharge of the Indenture have been complied with and at the cost and expense of the Company).

(b) Subject to Section 8.01(c) and 8.02 of the Indenture, the Company at any time may terminate (1) all its and any Guarantors’ Obligations under the Notes, the Collateral Documents and the Indenture (“legal defeasance option”) or (2) its and any Guarantors’ Obligations under Section 4.04, Section 4.05, Section 4.06, Section 4.07, Section 4.08, Section 4.09, Section 4.10, Section 4.11, Section 4.12, Section 4.13, Section 4.16, Section 4.17 and Section 4.18 and the operation of Section 6.01(5), 6.01(8), 6.01(9) and 6.01(10) of the Indenture and the limitations contained in Sections 5.01(a)(3) and (a)(4) of the Indenture (“covenant defeasance option”). The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option.

If the Company exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If the Company exercises its legal defeasance option or its covenant defeasance option, any Guarantor shall be released from all of its obligations with respect to its Guaranty, and all Collateral shall be released.

Upon satisfaction of the conditions set forth herein and upon request of the Company, the Trustee shall acknowledge in writing the discharge of those Obligations that the Company terminates at the cost and expense of the Company.

(c) Notwithstanding clauses (a) and (b) of Section 8.01 of the Indenture, the Company’s Obligations in Section 2.03, Section 2.04, Section 2.05, Section 2.06, Section 2.07, Section 2.08, Section 7.07 and Section 7.08 and in Article VIII of the Indenture shall survive until the Notes have been paid in full. Thereafter, the Company’s obligations in Section 7.07, Section 8.04 and Section 8.05 of the Indenture shall survive.

Conditions to Defeasance

The Company may exercise its legal defeasance option or its covenant defeasance option only if:

(1) the Company irrevocably deposits in trust with the Trustee money in U.S. dollars or U.S. Government Obligations for the payment of principal and interest on the Notes to maturity or redemption, as the case may be;

(2) the Company delivers to the Trustee a certificate from a firm of independent accountants expressing their opinion that the payments of principal and interest when due and without reinvestment on the deposited U.S. Government Obligations plus any deposited money without investment will provide cash at such times and in such amounts as will be sufficient to pay principal and interest when due on all the Notes to maturity or redemption, as the case may be;

(3) 123 days pass after the deposit is made and during the 123-day period no Default or Event of Default specified in Section 6.01(6) or (7) of the Indenture with respect to the Company or any Guarantor occurs which is continuing at the end of the period;

(4) the deposit does not constitute a default under any other agreement binding on the Company or any of its Subsidiaries;

(5) the Company delivers to the Trustee an Opinion of Counsel to the effect that the trust resulting from the deposit does not constitute, or is qualified as, a regulated investment company under the Investment Company Act of 1940;

(6) in the case of the legal defeasance option, the Company shall have delivered to the Trustee an Opinion of Counsel stating that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling, or (B) since the date of the Indenture there has been a change in the applicable Federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Noteholders will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred;

(7) in the case of the covenant defeasance option, the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that the Noteholders will not recognize income, gain or loss for Federal income tax purposes as a result of such covenant defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred; and

(8) the Company delivers to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent to the defeasance and discharge of the Notes as contemplated by Article III of the Indenture have been complied with.

Before or after a deposit, the Company may make arrangements satisfactory to the Trustee for the redemption of Notes at a future date in accordance with Article III of the Indenture.

(e) Evidence Required to be Furnished by the Applicant to the Trustee as to Compliance with the Conditions and Covenants Contained in the Indenture

Certificate and Opinion as to Conditions Precedent

Upon any request or application by the Company to the Trustee or the Collateral Agent to take or refrain from taking any action under the Indenture, the Company shall furnish to the Trustee or the Collateral Agent, as applicable:

(1) an Officers’ Certificate in form and substance reasonably satisfactory to the Trustee or the Collateral Agent, as applicable, stating that, in the opinion of the signers, all conditions precedent, if any, provided for in the Indenture relating to the proposed action have been complied with; and

(2) an Opinion of Counsel in form and substance reasonably satisfactory to the Trustee stating that, in the opinion of such counsel, all such conditions precedent have been complied with.

Statements Required in Certificate or Opinion

Each certificate or opinion with respect to compliance with a covenant or condition provided for in the Indenture shall include:

(1) a statement that the individual making such certificate or opinion has read such covenant or condition;

(2) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(3) a statement that, in the opinion of such individual, he or she has made such examination or investigation as is necessary to enable him or her to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(4) a statement as to whether or not, in the opinion of such individual, such covenant or condition has been complied with;

provided, however, that with respect to matters of fact an Opinion of Counsel may rely on an Officers’ Certificate or certificates of public officials.

9. Other obligors. No person other than the Applicant is an obligor with respect to the Notes.

Contents of application for qualification. This application for qualification comprises —

(a) Pages numbered 1 through 10, consecutively.

(b) The statement of eligibility and qualification of each trustee under the indenture to be qualified.

See Exhibit 25

(c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee:

Exhibit T3A (i)	Articles of Incorporation of Applicant

Exhibit T3A (ii)	Certificate of Amendment of Applicant

Exhibit T3A (iii)	Form of Certificate of Incorporation of Reorganized Applicant, to be in effect on the Effective Date

Exhibit T3B (i)	By-Laws of Applicant

Exhibit T3B (ii)	Form of By-Laws of Reorganized Applicant, to be in effect on the Effective Date

Exhibit T3C	Form of Indenture, to be dated as of the Effective Date, by and between the Applicant and Wilmington Trust FSB as Trustee and Collateral Agent

Exhibit T3D	Not applicable

Exhibit T3E (i)	Disclosure Statement of the Applicant

Exhibit T3E (ii)	Second Amended Chapter 11 Plan of Reorganization for Adfitech, Inc.

Exhibit T3E(iii)	Order Approving (I) Disclosure Statement, (II) Form of and Manner of Notice and Form of Ballots, and (III) Solicitation Materials and Solicitation Procedures, and Scheduling Confirmation Hearing

Exhibit T3F	A cross reference sheet showing the location in the indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Act.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, ADFITECH, Inc., a corporation organized and existing under the laws of Nevada, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Edmond, and State of Oklahoma, as of the 11th day of January, 2010.

(SEAL)

ADFITECH, INC.

	By	/s/ Samuel E. Meek

Samuel E. Meek
(Print Name)

President
(Title)

Attest:	By	/s/ Deborah L. Maple

Deborah L. Maple
(Print Name)

Vice President and Secretary
(Title)

INSTRUCTIONS AS TO EXHIBITS

The following exhibits are filed as a part of the application for qualification:

Exhibit T3A (i)	Articles of Incorporation of Applicant

Exhibit T3A (ii)	Certificate of Amendment of Applicant

Exhibit T3A (iii)	Form of Certificate of Incorporation of Reorganized Applicant, to be in effect on the Effective Date

Exhibit T3B (i)	By-Laws of Applicant

Exhibit T3B (ii)	Form of By-Laws of Reorganized Applicant, to be in effect on the Effective Date

Exhibit T3C	Form of Indenture, to be dated as of the Effective Date, by and between the Applicant and Wilmington Trust FSB as Trustee and Collateral Agent

Exhibit T3D	Not applicable

Exhibit T3E (i)	Disclosure Statement of the Applicant

Exhibit T3E (ii)	Second Amended Chapter 11 Plan of Reorganization for Adfitech, Inc.

Exhibit T3E(iii)	Order Approving (I) Disclosure Statement, (II) Form of and Manner of Notice and Form of Ballots, and (III) Solicitation Materials and Solicitation Procedures, and Scheduling Confirmation Hearing

Exhibit T3F	A cross reference sheet showing the location in the indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Act.

Exhibit 25	Statement of Eligibility and Qualification of Trustee on Form T-1